Exhibit 99.5

CONSENT OF ROBERT J. HOCHBERG

As required by Rule 438 under the Securities Act of 1933, as amended, the undersigned hereby consents to being named as a Director Nominee in the Registration Statement on Form S-1 of CF Acquisition Corp. VIII (the “Company”), originally filed on February 19, 2021, and any and all amendments thereto, registering securities for issuance in the Company’s initial public offering.

Dated: March 5, 2021

/s/ Robert J. Hochberg

Robert J. Hochberg